PACIFIC MERCANTILE BANCORP

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2500

June 22, 2007

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention: Ms. Sharon M. Blume, Reviewing Accountant

Re:	Pacific Mercantile Bancorp (File No. 0-30777):

Form 10-K for the fiscal year ended December 31, 2006

Ladies and Gentlemen:

Set forth in the attachment to this letter is the response of Pacific Mercantile Bancorp (“Pacific Mercantile”) to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Annual Report on Form 10-K filed the Commission under the Securities Exchange Act of 1934, as amended (the “34 Act Reports”). The Staff’s comment is contained in a letter from the Staff dated June 18, 2007 (the “Comment Letter”).

If you have any questions or would like to discuss the attached response with us, please do not hesitate to call me at (714) 438-2525.

Sincerely,

/s/ NANCY A. GRAY
Nancy A. Gray, Executive Vice President and Chief Financial Officer

RESPONSE OF PACIFIC MERCANTILE BANCORP (FILE NO. 0-30777) TO THE COMMENT LETTER,

DATED JUNE 18, 2007, FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION,

RELATING TO THE ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2006

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion & Analysis, page 28

SEC Staff Comment

1. We note that you presented two years of the financial data required by Items II, III and IV of Industry Guide III (the “Guide”). Instruction 3c of the Guide states that the term “reported period” as used therein refers to each of the last two fiscal years with respect to all items, if registrant had assets of less than $200,000,000 or net worth of $10,000,000 or less as of the end of its latest fiscal year. Since your assets and net worth as of December 31, 2006 exceed these amounts it does not appear as though you meet the criteria of Instruction 3c. In future filings, please include financial data for each of the last three and five years, as specified in Instructions 3a-b of the Guide.

Company Response

This is to confirm that we will include, in all future filings, financial data for each of the last three and five years as and to the extent required by Instructions 3a-b of Guide III.

Acknowledgement

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.